

July 10, 2012

Via E-mail
Jack Jie Qin
Chief Executive Officer
EFT Holdings, Inc.
17800 Castleton St., Suite 300
City of Industry, CA 91748

      Re: EFT Holdings, Inc.
              Form 10-K for the year ended March 31, 2011
              Filed August 23, 2011
              File No. 000-53730

Dear Mr. Qin:

We have reviewed your response dated June 13, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended March 31, 2011

Management's Report on Internal Control Over Financial Reporting, page 26

1. When determining the effectiveness of your internal control over financial reporting (ICFR) as of March 31, 2012, please tell us how you considered the restatements of your financial statements that occurred during that fiscal year. Specifically, we note that you restated your financial statements for the fiscal year ended March 31, 2010 within the Form 10-K filed on August 23, 2011. We further note that you announced the restatement of your interim periods ended June 30, 2011 and September 30, 2011 within the Item 4.02 Form 8-K filed on February 16, 2012. To assist us in understanding your conclusion that ICFR was effective as of March 31, 2012, please provide us with a detailed explanation of the underlying material weaknesses that resulted in your incorrect accounting and the subsequent restatement of your financial statements for each of the matters noted above. Also provide us with a detailed explanation of the steps that you

took to remediate those weaknesses and the timing of each such step. Based on the information provided in your response, explain how you were able to verify that the weaknesses had been fully remediated as of March 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars at (202) 551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief